CM

03014949

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSC Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Windy Ridge Parkway, Suite 1100
(No. and Street)

Atlanta (City) Georgia (State) 30339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel O. Williams (770) 916-6550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

10 Tenth Street, Suite 1400 (Address) Atlanta (City) Georgia (State) 30303 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH, D.C.
135

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/17

OATH OR AFFIRMATION

I, Daniel O. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FSC Securities Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Judith R. Embry
Notary Public
Cobb County GA
June 17, 2006

Notary Public

Signature

Controller and Vice President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FSC Securities Corporation

(An indirect wholly-owned subsidiary of
American International Group, Inc.)

Financial Statements

For the Year Ended
December 31, 2002

FSC Securities Corporation
Table of Contents to Financial Statements and Additional Information
For the Year Ended December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street
Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Accountants

To the Shareholder and Board of Directors of
FSC Securities Corporation (an indirect wholly owned subsidiary of SunAmerica Inc.)

In our opinion, the accompanying statement of financial condition and the related statement of operations, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of FSC Securities Corporation (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2003

FSC Securities Corporation
(An indirect wholly-owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
For the Year Ended December 31, 2002

Assets:	
Cash and cash equivalents	$ 10,376,823
Cash segregated under federal regulations	4,017,067
Commissions receivable	3,141,369
Other receivables	753,159
Receivable from clearing organization	1,737,896
Deposits, prepaids and other assets	1,293,348
Total assets	$ 21,319,662
Liabilities:	
Commissions payable	$ 6,514,205
Payable to parent	1,799,853
Payable to clearing organization	1,972,111
Accounts payable and other liabilities	316,141
Total liabilities	10,602,310
Shareholder's equity:	
Capital stock - $10 par value; 1,000 shares authorized; issued and outstanding	10,000
Additional paid-in capital	1,040,000
Retained earnings	9,667,352
Total shareholder's equity	10,717,352
Total liabilities and shareholder's equity	$ 21,319,662

The accompanying notes are an integral part of this financial statement.

FSC Securities Corporation
(An indirect wholly-owned subsidiary of American International Group, Inc.)
Statement of Operations
For the Year Ended December 31, 2002

Revenue:	
Commissions	$ 137,415,639
Advisory services	46,827,505
Other operating income	10,231,130
Interest income	140,802
	194,615,076
Expenses:	
Commissions	125,054,629
Advisory services	42,406,964
General and administrative	1,123,036
Management fee to parent company	25,331,953
	193,916,582
Income before income taxes	698,494
Provision for income taxes	(384,207)
Net income	$ 314,287

The accompanying notes are an integral part of this financial statement.

FSC Securities Corporation
(An indirect wholly-owned subsidiary of American International Group, Inc.)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2002

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2001	1,000	$ 10,000	$ 1,040,000	$ 9,353,065	$ 10,403,065
Net income	-	-	-	314,287	314,287
Balance at December 31, 2002	1,000	$ 10,000	$ 1,040,000	$ 9,667,352	$ 10,717,352

The accompanying notes are an integral part of this financial statement.

FSC Securities Corporation
(An indirect wholly-owned subsidiary of American International Group, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 314,287
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in:	
Cash segregated for customers	(1,412,567)
Commissions and other receivables	2,880,622
Receivable from clearing organization	(308,047)
Deposits, prepaid expenses and other assets	951,677
Commissions and other fees payable	(3,002,551)
Receivable from/Payable to parent company	4,563,788
Accounts payable to dealers	997,464
Other liabilities	292,727
Net cash provided by operating activities	5,277,400
Net increase in cash and cash equivalents	5,277,400
Cash and cash equivalents - beginning of period	5,099,423
Cash and cash equivalents - end of period	$ 10,376,823

The accompanying notes are an integral part of this financial statement.

1. Organization and Operations

General
FSC Securities Corporation (the "Company") is a wholly-owned subsidiary of Financial Service Corporation (the "Parent "or "FSC"), which is a wholly-owned subsidiary of SunAmerica Incorporated ("SunAmerica"), which is a wholly-owned subsidiary of American International Group, Inc. ("AIG").

The Company is a registered broker-dealer with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisors Act of 1940. The Company is licensed in all fifty states. The Company is an introducing broker-dealer on a fully disclosed basis and clears all transactions through a registered broker-dealer ("the clearing organization.")

2. Significant Accounting Policies

Commissions Revenue and Expenses
Commissions revenue and expenses relating to securities transactions are recorded on a trade date basis.

Cash and Cash Equivalents
Cash includes cash in bank, overnight investments, commercial paper and money market mutual funds available on demand. Cash segregated under federal regulation is not considered cash and cash equivalents for the purpose of the statement of cash flows.

Income Taxes
The Company files a consolidated income tax return with the Parent. It has a tax sharing agreement with the Parent under which, and pursuant to SFAS No. 109, it provides current and deferred tax expense as if it were a separate taxpayer (separate return basis). The Company periodically remits amounts representing both taxes currently payable and deferred tax liabilities (or takes a reduction for any deferred tax assets). Accordingly, the current tax payable and deferred tax liability/asset balances are not reflected in the Company's statement of financial condition.

Financial Instruments
The carrying amount of financial instruments including cash and cash equivalents, commissions receivable, cash segregated under federal regulation, other receivables, accounts payable to clearing organizations, commissions payable, other fees payable, other liabilities, and payable to parent company approximate their fair values.

2. **Significant Accounting Policies (Continued)**

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. **New Accounting Standards**

In November 2002, FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FIN No. 34." FIN 45 details the disclosures that should be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The Interpretation also requires a company to record a liability for certain guarantees that have been issued. The disclosure provisions are effective for interim or annual periods ending after December 15, 2002. The recognition requirements of the Interpretation are effective for all guarantees issued or modified subsequent to December 31, 2002. The Company has incorporated the necessary disclosures in Note 11 to the financial statements. The Company does not expect the adoption of this Interpretation to have a material impact on the Company's financial position or results of operations.

4. **Cash Segregated Under Federal Regulations**

Cash of $4,017,067 as of December 31, 2002 is segregated under provisions of the Securities Exchange Act of 1934 and represents funds deposited by customers as a result of mutual fund trades.

5. **Deferred Commissions**

The Company has adopted the Registered Representatives' Deferred Compensation Plan (the "Plan") which is offered to eligible independent contractor registered representatives of the Company. The purpose of the Plan is to (1) attract and retain individuals to become licensed with the Company to market the financial products offered for sale by the Company and (2) assist in the representatives' long range financial planning by offering an alternative for investing monthly commission and fee payments on a tax-deferred basis. The liability for such deferred compensation and the related assets have been transferred to SunAmerica, thus are not included in the Company's balance sheet.

6. Income Taxes

The provision for income taxes is composed of the following:

Current:	
Federal	$ 1,344,000
State	182,000
	1,526,000
Deferred:	
Federal	(1,142,000)
Total	$ 384,000

The difference between the federal statutory tax rate of 35% and the Company's effective income tax rate of 55% for the year ending December 31, 2002 is primarily due to state and local taxes.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the broker or dealer will not allow its net capital to be less than the greater of $250,000 or 2 percent of the aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. The Company has net capital and excess net capital totaling $6,571,270 and $6,321,270 respectively. The Company has no debit items at December 31, 2002.

8. Related Party Transactions

The Company has a payable to FSC of $1,799,853 as of December 31, 2002. This payable represents the net amount of intercompany transactions, principally management fees and income taxes, between the Company and FSC.

The Company and Parent have entered into an agreement whereby FSC provides substantially all management and administrative services to the Company for a management fee, the amount of which is periodically reviewed by FSC. It is the intention of FSC's management that the amount of the management fee will be less than the pre-tax income of the Company before the management fee. For the period of January 1, 2002 to December 31, 2002, the management fees were $25,331,953. Because of the management fee arrangement, the accompanying financial statements may not necessarily be indicative of the financial condition and results of operations that would have existed if the Company had operated as an independent entity.

9. Subordinated Liabilities

There are no liabilities subordinated to the claims of general creditors as of December 31, 2002.

10. Concentrations

The Company conducts its business with many clients through a large network of producers spread across the United States of America. The Company utilizes the service of an independent clearing organization for its general securities clearing operations which handles approximately 10% of the Company's cash flows. Additionally, approximately 11% of the revenues for the twelve month period ending December 31, 2002 were from two families of mutual funds.

11. Commitments and Contingent Liabilities

Litigation

The Company is involved in various kinds of litigation or claims which are common to its business. These matters are in various stages of development and, based on reports of counsel, management believes that provisions made for potential losses are adequate and that any further liabilities and costs will not have a material adverse impact upon the Company's financial position or results of operations.

Clearing Broker-Dealer

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover loses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers.

FSC Securities Corporation — Schedule I

(An indirect wholly-owned subsidiary of American International Group, Inc.)
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2002

NET CAPITAL:		
Total shareholer's equity	$	10,717,352
Less - Nonallowable assets:		
Other assets and receivables		2,476,938
Prepaid assets		753,501
Net capital before haircuts on securities positions		7,486,913
Haircuts on securities		(915,643)
Total net capital	$	6,571,270
NET CAPITAL REQUIREMENT	$	250,000
EXCESS NET CAPITAL	$	6,321,270

There were no material differences between this computation and that filed by the Company on Securities and Exchange Commission Form X-17A-5 at December 31, 2002.

FSC Securities Corporation Schedule II

(An indirect wholly-owned subsidiary of American International Group, Inc.)
Computation of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

The Company is exempt from Rule 15c3-3 pursuant to paragraph K(2)(i) of such rule under the Securities and Exchange Act of 1934.

PricewaterhouseCoopers LLP
10 Tenth Street
Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

**Supplementary Report of Independent Accountants
Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors and Shareholder
of FSC Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of FSC Securities Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2003